Exhibit 99.1

510 Burrard St, 3rd Floor
April 7, 2016	Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: Neovasc Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 04, 2016
Record Date for Voting (if applicable) :	May 04, 2016
Beneficial Ownership Determination Date :	May 04, 2016
Meeting Date :	June 15, 2016
Meeting Location (if available) :	Suite 2600 - 595 Burrard St. Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	64065J106	CA64065J1066

Sincerely,

Computershare
Agent for Neovasc Inc.